Exhibit 4.16
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Performance Unit and Performance Stock Award Agreement

Award No.      ___
          In consideration of, and as a reward for, your past services rendered to the Company and to provide you with an incentive for on-going superior performance (which has a value exceeding the par value of the Performance Stock awarded pursuant to this Agreement) you are hereby awarded Performance Units and Performance Stock subject to the terms and conditions set forth in this agreement (“Award Agreement” or “Award”), and in the Commerce Energy Group, Inc. 2006 Stock Incentive Plan (the “Plan”), which is attached hereto as Exhibit A. A summary of the Plan appears in its Prospectus, which is attached as Exhibit B. You should carefully review these documents, and consult with your personal financial advisor, in order to fully understand the implications of this Award, including your tax alternatives and their consequences.
          By executing this Award Agreement, you agree to be bound by all of the Plan’s terms and conditions as if they had been set out verbatim in this Award Agreement. In addition, you recognize and agree that all determinations, interpretations, or other actions respecting the Plan and this Award Agreement will be made by the Board of Directors (the “Board”) of Commerce Energy Group, Inc. (the “Company”) or any Committee appointed by the Board to administer the Plan, and shall (in the absence of manifest bad faith or fraud) be final, conclusive and binding upon all parties, including you, your heirs and representatives. Capitalized terms are defined in the Plan or in this Award Agreement.
     1. General Terms of Your Award.
Name of Participant
Date of Award
     2. Performance Unit. The Performance Unit portion of your Award is being granted pursuant to Section 10 of the Plan, and shall have the terms set forth in the table below, subject, absolutely, to the terms of the Plan and to the Committee’s discretion to interpret the Plan and this Award in any manner that the Committee may deem reasonably necessary or appropriate in order for this Award to satisfy the requirements for “performance-based compensation” within the meaning of Section 162(m)(4) of the Code, and associated tax regulations and rulings. The Performance Unit portion of your award provides that you may qualify to receive an amount of cash that falls within the range specified in the table below, such amount to be determined based on the extent to which, if at all, the Performance Measures for Determining Qualification have been satisfied and in accordance with the weights assigned thereto.

Range in Amount of Cash	Threshold: $
Target: $
Maximum: $

Performance Period

Performance Unit and Performance Stock Award
Commerce Energy Group, Inc.
2006 Stock Incentive Plan

Performance Measures	See Schedule ___, attached hereto as Exhibit C.

Qualification
     3. Performance Stock. The Performance Stock portion of your award provides that you may qualify to receive, subject to further vesting, a number of Shares (“Performance Stock”) with a value that falls within the range of values specified in the table below, such value to be determined based on the extent to which, if at all, the Performance Measures for Determining Qualification have been satisfied and the weights assigned thereto. The Performance Stock portion of your Award is being granted pursuant to Section 10 of the Plan, and shall have the terms set forth in the table below; subject, absolutely, to the terms of the Plan and to the Committee’s discretion to interpret the Plan and this Award in any manner that the Committee may deem reasonably necessary or appropriate in order for this Award to satisfy the requirements for “performance-based compensation” within the meaning of Section 162(m)(4) of the Code, and associated tax regulations and rulings.

Range in Value of Shares of Performance Stock	Threshold: $
Target: $
Maximum: $

Performance Period for Qualification

Performance Measures	See Schedule ___, attached hereto as Exhibit D.

Pricing Date to Determine Number of Shares

Qualification

Performance Period for Further Vesting

Performance Measure for Determining Further Vesting

Further Vesting
     4. Issuance of Shares of Performance Stock. If you qualify to receive any Shares of Performance Stock that remain subject to further vesting, the stock certificates evidencing such Shares that will be issued as of the Pricing Date will bear the following legend that shall remain in place and effective until all other vesting restrictions lapse and new certificates are issued pursuant to Section 6(b) below:
“The sale or other transfer of the Stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer set forth in

Performance Unit and Performance Stock Award
Commerce Energy Group, Inc.
2006 Stock Incentive Plan
the Commerce Energy Group, Inc. 2006 Stock Incentive Plan, and in any rules and administrative procedures adopted pursuant to such Plan and in a related Award Agreement. A copy of the Plan, such rules and procedures and such Award Agreement may be obtained from the Secretary of Commerce Energy Group, Inc.”
     5. Unvested Performance Stock. You will be reflected as the owner of record on the Company’s books and records of any Shares of Performance Stock issued pursuant to this Award Agreement. The Company will hold the stock certificates for safekeeping until such Shares have become vested and non-forfeitable. You must deliver to the Company, as soon as practicable after the date any Shares of Performance Stock are issued, a stock power, endorsed in blank, with respect to any such Shares. If you forfeit any Shares of Performance Stock, the stock power will be used to return the certificates for the forfeited Shares to the transfer agent for cancellation. As the owner of record of any Shares of Performance Stock you qualify to receive pursuant to this Award Agreement, you will be entitled to all rights of a stockholder of the Company, including the right to vote Shares; subject, however, to the provisions of Section 6 hereof with respect to any cash or stock dividends that are paid between the date of this Award and your receipt of shares pursuant to a vesting event; subject in each case to the treatment of the Award upon termination of employment before the particular record date for determining stockholders of record entitled to the payment of the dividend or distribution. To the extent such a dividend is paid in stock, such stock shall be subject to the same restrictions contained in Section 3.
     6. Dividends. When Shares are delivered to you or your duly-authorized transferee pursuant to the vesting of the Shares, you or your duly-authorized transferee shall also be entitled to receive, with respect to each Share issued, an amount equal to any cash dividends (plus simple interest at a rate of five percent per annum, or such other reasonable rate as the Committee may determine) and a number of Shares equal to any stock dividends, which were declared and paid to the holders of Shares between the Grant Date and the date such Share is issued. To the extent that your Continuous Service ends before vesting of the Shares, you will forfeit all dividends (whether paid in cash or in stock) attributable to all such Shares.
     7. Qualification and Vesting.
(a) After the Performance Period for the Performance Unit, if you qualify to receive an amount of cash pursuant to the Performance Unit as determined and calculated by the Committee, you shall be paid such cash amount in conformity with the Company’s bonus payment practices generally applicable to senior executives of the Company.

(b) If you qualify to receive any Shares of Performance Stock, subject to further vesting, as the further vesting restrictions become satisfied over time or upon satisfaction of the relevant performance measures, the Company shall cause new stock certificates for the Shares of Performance Stock so vested to be delivered to you, with such legends as the Company determines to be appropriate. New certificates shall not be delivered to you unless you have made arrangements satisfactory to the Committee to satisfy tax-withholding obligations.
     [8. Long-term Consideration for Award. <OPTIONAL>. The Participant recognizes and agrees that the Company’s key consideration in granting this Award is securing the long-term commitment of the Participant to serve as [a key employee of the Company][a key employee of an Affiliate of the Company][an officer of the Company][an officer of an

Performance Unit and Performance Stock Award
Commerce Energy Group, Inc.
2006 Stock Incentive Plan
Affiliate of the Company] who will advance and promote the business interests and objectives of the Company and/or its Affiliates (the “Company Group”). Accordingly, the Participant agrees that this Award shall be subject to the terms and conditions set forth in Section 25 of the Plan (relating to the termination, rescission and recapture if you violate certain commitments made therein to the Company Group), as well as to the following terms and conditions as material and indivisible consideration for this Award:
          (a) Fiduciary Duty. During his or her employment with the Company Group the Participant shall devote his or her full energies, abilities, attention and business time to the performance of his or her job responsibilities and shall not engage in any activity which conflicts or interferes with, or in any way compromises, his or her performance of such responsibilities.
          (b) Confidential Information. The Participant recognizes that by virtue of his or her employment with the Company Group, he or she will be granted otherwise prohibited access to confidential information and proprietary data which are not known, and not readily accessible to the competitors of the Company Group. This information (the “Confidential Information”) includes, but is not limited to, current and prospective customers; the identity of key contacts at such customers; customers’ particularized preferences and needs; marketing strategies and plans; financial data; personnel data; compensation data; proprietary procedures and processes; and other unique and specialized practices, programs and plans of the Company Group and their respective customers and prospective customers. The Participant recognizes that this Confidential Information constitutes a valuable property of the Company Group, developed over a significant period of time and at substantial expense. Accordingly, the Participant agrees that he or she shall not, at any time during or after his or her employment with the Company Group, divulge such Confidential Information or make use of it for his or her own purposes or the purposes of any person or entity other than the Company Group.
          (c) Non-Solicitation of Customers. The Participant recognizes that by virtue of his or her employment with the Company Group he or she will be introduced to and involved in the solicitation and servicing of existing customers of the Company Group and new customers obtained by the Company Group during his or her employment. The Participant understands and agrees that all efforts expended in soliciting and servicing such customers shall be for the permanent benefit of the Company Group. The Participant further agrees that during his or her employment with the Company Group the Participant will not engage in any conduct which could in any way jeopardize or disturb any of the customer relationships of the Company Group. The Participant also recognizes the legitimate interest of the Company Group in protecting, for a reasonable period of time after his or her employment with the Company Group, the customers of the Company Group. Accordingly, the Participant agrees that, for a period beginning on the date hereof and ending one (1) year after termination of Participant’s employment with the Company Group, regardless of the reason for such termination, the Participant shall not, directly or indirectly, without the prior written consent of the Chief Executive Officer of the Company, market, offer, sell or otherwise furnish any products or services similar to, or otherwise competitive with, those offered by the Company Group to any customer of the Company Group.
          (d) Non-Solicitation of Employees. The Participant recognizes the substantial expenditure of time and effort which the Company Group devotes to the recruitment, hiring, orientation, training and retention of its employees. Accordingly, the Participant agrees that, for a period beginning on the date hereof and ending two (2) years after termination of Participant’s

Performance Unit and Performance Stock Award
Commerce Energy Group, Inc.
2006 Stock Incentive Plan
employment with the Company Group, regardless of the reason for such termination, the Participant shall not, directly or indirectly, for himself or herself or on behalf of any other person or entity, solicit, offer employment to, hire or otherwise retain the services of any employee of the Company Group. <ADDITIONAL ALTERNATIVE: NON-COMPETITION REQUIREMENT, TAILORED CAREFULLY TO CONFORM WITH APPLICABLE LAW.>
          (e) Survival of Commitments; Potential Recapture of Award and Proceeds. The Participant acknowledges and agrees that the terms and conditions of this Section regarding confidentiality and non-solicitation [and non-competition] shall survive both (i) the termination of Participant’s employment with the Company Group for any reason, and (ii) the termination of the Plan, for any reason. The Participant acknowledges and agrees that the grant of Options in this Award Agreement is just and adequate consideration for the survival of the restrictions set forth herein, and that the Company Group may pursue any or all of the following remedies if the Participant either violates the terms of this Section or succeeds for any reason in invalidating any part of it (it being understood that the invalidity of any term hereof would result in a failure of consideration for the Award):
(i)	declaration that the Award is null and void and of no further force or effect;

(ii)	recapture of any cash paid or Shares issued to the Participant, or any designee or beneficiary of the Participant, pursuant to the Award;

(iii)	recapture of the proceeds, plus reasonable interest, with respect to any Shares that are both issued pursuant to this Award and sold or otherwise disposed of by the Participant, or any designee or beneficiary of the Participant.
The remedies provided above are not intended to be exclusive, and the Company Group may seek such other remedies as are provided by law, including equitable relief.
          (f) Acknowledgement. The Participant acknowledges and agrees that his or her adherence to the foregoing requirements will not prevent him or her from engaging in his or her chosen occupation and earning a satisfactory livelihood following the termination of his or her employment with the Company Group.]
     9. Designation of Beneficiary. Notwithstanding anything to the contrary contained herein or in the Plan, following the execution of this Award Agreement, you may expressly designate a beneficiary (the “Beneficiary”) to his or her interest in the Performance Unit and Performance Stock awarded hereby. You shall designate the Beneficiary by completing and executing a designation of beneficiary agreement substantially in the form attached hereto as Exhibit E (the “Designation of Beneficiary”) and delivering an executed copy of the Designation of Beneficiary to the Company.
     10. Income Taxes and Deferred Compensation. The Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with this Award (including any taxes arising under Section 409A of the Code), and the Company shall not have any obligation to indemnify or otherwise hold any Participant harmless from any or all of such taxes. The Committee shall have the discretion to unilaterally modify this Award in a manner that (i)

Performance Unit and Performance Stock Award
Commerce Energy Group, Inc.
2006 Stock Incentive Plan
conforms with the requirements of Section 409A of the Code, (ii) that voids any election of the Participant to the extent it would violate Section 409A of the Code, and (iii) for any distribution election that would violate Section 409A of the Code, to make distributions pursuant to the Award at the earliest to occur of a distribution event that is allowable under Section 409A of the Code or any distribution event that is both allowable under Section 409A of the Code and is elected by the Participant, subject to any valid second election to defer, provided that the Committee permits second elections to defer in accordance with Section 409A(a)(4)(C). The Committee shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the Plan and this Award Agreement. In addition, you acknowledge that the Company may be required to withhold amounts from payments due to you under applicable law.
     11. Notices. Any notice or communication required or permitted by any provision of this Award Agreement to be given to you shall be in writing and shall be delivered personally or sent by certified mail, return receipt requested, addressed to you at the last address that the Company had for you on its records. Each party may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices relating to this Award Agreement. Any such notice shall be deemed to be given as of the date such notice is personally delivered or properly mailed.
     12. Binding Effect. Except as otherwise provided in this Award Agreement or in the Plan, every covenant, term, and provision of this Award Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.
     13. Modifications. This Award Agreement may be modified or amended at any time, in accordance with Section 15 of the Plan and provided that you must consent in writing to any modification that adversely alters or impairs any rights or obligations under this Award Agreement.
     14. Headings. Section and other headings contained in this Award Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Award Agreement or any provision hereof.
     15. Severability. Every provision of this Award Agreement and of the Plan is intended to be severable. If any term hereof is illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remaining terms of this Award Agreement.
     16. Counterparts. This Award Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
     17. Plan Governs. By signing this Award Agreement, you acknowledge that you have received a copy of the Plan and that your Award Agreement is subject to all the provisions contained in the Plan, the provisions of which are made a part of this Award Agreement and your Award is subject to all interpretations, amendments, rules and regulations which from time to time may be promulgated and adopted pursuant to the Plan. In the event of a conflict between the provisions of this Award Agreement and those of the Plan, the provisions of the Plan shall control.

Performance Unit and Performance Stock Award
Commerce Energy Group, Inc.
2006 Stock Incentive Plan
     18. Governing Law. The laws of the State of Delaware shall govern the validity of this Award Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto.
     19. Not a Contract of Employment. By executing this Award Agreement you acknowledge and agree that (i) any person who is terminated before full vesting of an award, such as the one granted to you by this Award, could claim that he or she was terminated to preclude vesting; (ii) you promise never to make such a claim; (iii) nothing in this Award Agreement or the Plan confers on you any right to continue an employment, service or consulting relationship with the [Company and/or its Affiliates] [Company Group], nor shall it affect in any way your right or the right of [the Company and/or its Affiliates] or [the Company Group], as applicable, to terminate your employment, service, or consulting relationship at any time, with or without Cause; and (iv) the [Company and/or its affiliates] [Company Group] would not have granted this Award to you but for these acknowledgements and agreements.
     20. Employment Agreement Provision [OPTION IF EMPLOYEE HAS AN EMPLOYMENT AGREEMENT] By executing this Award, you acknowledge and agree that your rights upon a termination of employment before full vesting of this Award will be determined under Section ___of your employment agreement with the Company and                                                             , dated as of                      ___, 20___.
     BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Company agree that this Award is being made under and governed by the terms and conditions of this Award and the Plan.

COMMERCE ENERGY GROUP, INC.

By:
Printed Name: A duly-authorized officer
     The undersigned Participant hereby accepts the terms of this Award and the Plan.

Signature:

Printed Name:

EXHIBIT A
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Plan Document

EXHIBIT B
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Plan Prospectus

EXHIBIT C
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Performance Measures to Determine Qualification for Performance Unit

SCHEDULE _____

Measure	Threshold	Target	Maximum	Weight

Range of Award Amounts for Use in Calculation

Threshold Award Amount	Target Award Amount	Maximum Award Amount

Formula for Calculation
Calculate and add the following for each Measure to determine the cash amount Participant qualifies to receive:

EXHIBIT D
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Performance Measures to Determine Qualification for Performance Stock

SCHEDULE ___

Measure	Threshold	Target	Maximum	Weight

Range of Award Values for Use in Calculation

Threshold Award Value	Target Award Value	Maximum Award Amount

Formula for Calculation
Calculate and add the following for each Measure to determine value of Shares of Performance Stock Participant qualifies to receive:

EXHIBIT E
COMMERCE ENERGY GROUP, INC.
2006 STOCK INCENTIVE PLAN

Designation of Beneficiary

     In connection with Award Agreements between Commerce Energy Group, Inc. (the “Company”) and                     , an individual residing at                                          (the “Recipient”), the Recipient hereby designates the person specified below as the beneficiary of the Recipient’s interest in Awards as defined in the Company’s 2006 Stock Incentive Plan (the “Plan”). This designation shall remain in effect until revoked in writing by the Recipient.

Name of Beneficiary:

Address:

Social Security No.:

     This beneficiary designation relates to any and all of Recipient’s rights under the following Award or Awards:

☐	any Award that Recipient has received under the Plan.

☐	the Award that Recipient received pursuant to an award agreement dated ___, ___between Recipient and the Company.
     The Recipient understands that this designation operates to entitle the above-named beneficiary to the rights conferred by an Award from the date this form is delivered to the Company until such date as this designation is revoked in writing by the Recipient, including by delivery to the Company of a written designation of beneficiary executed by the Recipient on a later date.

Date:

By:

[Recipient Name]
Sworn to before me this
___day of                     , 200_

Notary Public
County of
State of